Exhibit 99.9

Land Use Right and Building Transfer Agreement

Transferor: Jinjiang Yinglin Jinduren Fashion Limited (hereafter referred to as “Party A”)
Transferee: Zhimeng Wu (hereafter referred to as “Party B”)

Party A and Party B hereby enter into the following agreement in connection with transfer of land use right and building.

I.	Representation of Party A regarding the Premises

Party A is the holder of the Certificate of Ownership (no. 09-200115) for the premises located at 42 Gongye Road, Dongpu Village, Yinglin Town, Jinjiang City (the “Premises”). The size of the Premises is 2,859 square meters.

II.	Representation of Party A regarding its ownership

Party A has the legitimate right to sell the Premises pursuant to relevant laws and regulations on sales of house.

III.	Representation of Party B

Party B agrees to purchase the Premises from Party A only under the condition that Article I and II are true representations of Party A.

IV.	Price

The total selling price is RMB 6.5 million (the “Total Price”), including RMB 1.7 million for the land use right where the Premises locate and RMB 4.8 million for the building.

V.	Payment

1.	Party B shall make deposit that equals 60% of the Total Price on March 22, 2011.
2.	Party B shall inspect the Premises on March 29, 2011 and, if Party B is satisfied with the inspection, shall pay the remaining 40% of the Total Price on April 2, 2011.

VI.	Breach of Agreement

1.
After the Agreement is signed, Party B may terminate the Agreement by giving a written notice to Party A and Party A shall refund the payment made less deposit to Party B (without interest) within three business days upon receipt of the notice. Party A may terminate the Agreement by giving a written notice to Party B and shall refund the payment made plus double deposit to Party B within three business days upon receipt of the notice.

2.
If Party B fails to make payment to Party A according to Article V of this Agreement, it is subject penalty that equals 0.4/1000 of the payable per day. If Party B’s payment is 15 days overdue, it shall be deemed as breach of Agreement by Party B and the deposit will not be refunded to Party B.

3.
Party A shall remove all furniture in the Premises within seven business days upon receipt of the deposit; otherwise Party A shall be subject to penalty that equals 0.4/1000 of payment made per day for late removal. If Party A fails to remove the furniture within 15 days upon receipt of the deposit, it shall be deemed as breach of Agreement by Party A and Party B may file for enforcement action with a local court.

VII.	The parties acknowledge that:

1.	There are no outstanding bills for telephone, electricity or water supply in the Premises;
2.	There is no damage to any fixture in the Premises; and
3.	There is no damage that affects the function or appearance of the Premises.

VIII.	Transfer Process

During the transfer process, Party A shall assist Party B with completing paperwork and procedures in case of city planning or government expropriation and Party B shall be entitled to all compensation related therewith.

IX.
Any unsettled matter under this Agreement shall be entered into supplement agreement. Any supplement agreement shall have the same legal effect as this Agreement. Any dispute arising from the performance of this Agreement shall be resolved through consultation between the parties. If no resolution can be reached through consultation, either party may submit the dispute to a local court at the location of the Premises.

X.	This Agreement is executed into two original duplicates with equivalent effect. Each party shall hold one original duplicate. This Agreement shall become effective upon execution by both parties.

Transferor: Jinjiang Yinglin Jinduren Fashion Limited
Transferee: Zhimeng Wu

February 20, 2011